

April 10, 2012

Via E-mail
Mr. Peter Voser
Royal Dutch Shell plc
Chief Executive Officer
Carel van Bylandtlaan 30
2596 HR, The Hague
The Netherlands

> **Re: Royal Dutch Shell plc**
> **Form 20-F for the Fiscal Year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 1-32575**

Dear Mr. Voser:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2011

Note 4 – Segment Information, page 112

1.   Please explain why your disclosure does not include details of the revenues which were generated from the products and services of your upstream and downstream segments and submit the revisions that you would propose to comply with paragraph 32 of IFRS 8.

Supplementary Information – Oil and Gas (Unaudited), page 141

2.   We note that you have combined estimates of crude oil and natural gas liquids in disclosing your reserve quantities. Tell us how you applied FASB ASC paragraph 932-235-50-4 in preparing this combined presentation and submit a schedule showing the information in the table on page 143, for crude oil and natural gas liquids separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Lily Dang, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief